Exhibit 12.01
NUSTAR ENERGY L.P.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars, Except Ratio)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations before provision for income taxes and income from equity investees	$320,658	$220,174	$(132,786)	$(132,173)	$225,771
Add:
Fixed charges	150,661	153,236	149,090	122,286	109,825
Amortization of capitalized interest	1,573	1,385	1,216	1,012	793
Distributions from joint ventures	2,500	7,587	7,956	6,364	14,374
Less: Interest capitalized	(5,549)	(5,667)	(4,501)	(7,737)	(5,388)
Total earnings	$469,843	$376,715	$20,975	$(10,248)	$345,375
Fixed charges:
Interest expense, net	$131,868	$132,281	$127,119	$90,535	$81,539
Interest capitalized	5,549	5,667	4,501	7,737	5,388
Rental expense interest factor (a)	13,244	15,288	17,470	24,014	22,898
Total fixed charges	$150,661	$153,236	$149,090	$122,286	$109,825
Ratio of earnings to fixed charges	3.1x	2.5x	(b)	(c)	3.1x

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(b)
For the year ended December 31, 2013, earnings were insufficient to cover fixed charges by $128.1 million. The deficiency included a goodwill impairment loss of $304.5 million related to the Statia terminals reporting unit.

(c)
For the year ended December 31, 2012, earnings were insufficient to cover fixed charges by $132.5 million. The deficiency included the effect of $271.8 million of impairment losses mainly resulting from the write-down of the carrying value of our long-lived assets related to our asphalt operations, including fixed assets, goodwill, intangible assets and other long-term assets.